                                                                    EXHIBIT 99.2

                        CONSENT AND LETTER OF TRANSMITTAL

                            PARAMOUNT RESOURCES LTD.

                           EXCHANGE OFFER TO EXCHANGE
                    ALL OF THE OUTSTANDING NOTES LISTED BELOW
                  FOR 8.0% SENIOR NOTES DUE 2012 AND CASH, AND
                            SOLICITATION OF CONSENTS

         ISSUER                      NOTES               CUSIP NUMBERS   ISIN NUMBERS
         ------                      -----               -------------   ------------
Paramount Resources Ltd.  7 7/8% Senior Notes due 2010     699320AA5     US699320AA59
                          8 7/8% Senior Notes due 2014     699320AB3     US699320AB33

THE SOLICITATION OF CONSENTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 29, 2004, UNLESS EXTENDED OR TERMINATED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE "CONSENT EXPIRATION TIME"). THE EXCHANGE OFFER (AS DEFINED BELOW) WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 13, 2005, UNLESS EXTENDED OR TERMINATED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE "OFFER EXPIRATION DATE"). HOLDERS WHO DESIRE TO RECEIVE THE EXCHANGE OFFER CONSIDERATION (AS DEFINED BELOW) FOR NOTES (AS DEFINED BELOW) TENDERED (AND NOT WITHDRAWN) MUST BOTH VALIDLY CONSENT TO THE PROPOSED AMENDMENTS (AS DEFINED BELOW) WITH RESPECT TO SUCH NOTES, AND MUST VALIDLY TENDER SUCH NOTES PURSUANT TO THE EXCHANGE OFFER ON OR PRIOR TO THE CONSENT EXPIRATION TIME. HOLDERS (AS DEFINED BELOW) WHO TENDER THEIR NOTES AFTER THE CONSENT EXPIRATION TIME, BUT ON OR PRIOR TO THE OFFER EXPIRATION DATE, WILL NOT BE ELIGIBLE TO RECEIVE THE CONSENT PAYMENT (AS DEFINED IN THE STATEMENT REFERRED TO BELOW). ALL CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THEM IN THE PROSPECTUS SUPPLEMENT AND SOLICITATION STATEMENT OF PARAMOUNT RESOURCES LTD. ("PARAMOUNT"), DATED DECEMBER 15, 2004 (AS IT MAY BE AMENDED, SUPPLEMENTED OR MODIFIED FROM TIME TO TIME, THE "STATEMENT"). TO THE EXTENT THERE ARE ANY CONFLICTS BETWEEN THE TERMS AND CONDITIONS OF THIS CONSENT AND LETTER OF TRANSMITTAL (THIS "LETTER OF TRANSMITTAL") AND THE TERMS AND CONDITIONS OF THE STATEMENT, THE TERMS AND CONDITIONS OF THE STATEMENT SHALL CONTROL.

         The Exchange Agent for the Exchange Offer and Solicitation is:

                THE BANK OF NOVA SCOTIA TRUST COMPANY OF NEW YORK

                          One Liberty Plaza, 23rd Floor
                               New York, NY 10006
                              Attention: Pat Keane

                To Confirm by Telephone or For Information Call:
                                 (212) 225-5427

                          Facsimile Transmission Number
                        (for Eligible Institutions Only):
                                 (212) 225-5436

APPLICATIONS TO REGISTER THESE SECURITIES HAVE BEEN FILED WITH, BUT HAVE NOT YET BECOME EFFECTIVE IN, THE US STATES OF KENTUCKY AND OREGON. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED IN EACH OF THOSE US STATES PRIOR TO THE TIME THE RESPECTIVE REGISTRATION STATEMENT BECOMES EFFECTIVE EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

A NOTICE OF CLAIM OF EXEMPTION FOR MULTIJURISDICTIONAL SECURITIES UNDER SEC. R14-4-135 OF THE REGULATIONS OF THE US STATE OF ARIZONA CORPORATION COMMISSION HAS BEEN FILED. THESE SECURITIES MAY NOT BE SOLD NOR MAY SOLICITATIONS OF OFFERS TO BUY BE MADE EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATE UNTIL THE REGISTRATION STATEMENT HAS BEEN ON FILE WITH THE US STATE OF ARIZONA CORPORATION COMMISSIONER FOR AT LEAST SEVEN DAYS.

NOTICE OF CLAIM OF EXEMPTION HAS BEEN FILED IN THE US STATE OF MAINE BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY SOLICITATIONS OF OFFERS TO BUY BE MADE IN SUCH US STATE UNTIL THE NOTICE BECOMES EFFECTIVE EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATE.

THESE SECURITIES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR OFFER AND SALE IN THE US STATES OF CALIFORNIA, IDAHO, ILLINOIS, INDIANA, MARYLAND, MICHIGAN, MINNESOTA, MISSOURI, NEW HAMPSHIRE, NEW JERSEY, NORTH DAKOTA, OHIO, PENNSYLVANIA, TENNESSEE, TEXAS AND UTAH AND NO SUCH OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH US STATES EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

A REQUEST FOR A GRANT OF EXEMPTION FROM REGISTRATION IN THE US STATE OF SOUTH DAKOTA AND FOR A DISCRETIONARY EXEMPTION ORDER IN THE US STATE OF WISCONSIN HAS BEEN MADE IN RESPECT OF THE SECURITIES. PENDING THE GRANTING OF SUCH RELIEF FROM REGISTRATION NO OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH US STATES EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

NOTICES OF INTENTION TO SELL HAVE BEEN FILED IN THE US STATES OF GEORGIA AND LOUISIANA BUT HAVE NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED IN EACH OF THOSE US STATES PRIOR TO THE TIME A CERTIFICATE HAS BEEN ISSUED BY THE RESPECTIVE COMMISSIONERS OF SUCH US STATES EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN AS LISTED ABOVE, WILL NOT CONSTITUTE VALID DELIVERY. THE INSTRUCTIONS SET FORTH IN THE STATEMENT AND IN THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

         List below the Notes to which this Letter of Transmittal relates. If the space provided below is inadequate, the certificate numbers and aggregate principal amounts should be listed on a separate signed schedule affixed to this Letter of Transmittal.

                          DESCRIPTION OF NOTES TENDERED

                  DESCRIPTION OF 7 7/8% SENIOR NOTES DUE 2010 OF PARAMOUNT RESOURCES LTD. TENDERED
                  --------------------------------------------------------------------------------
  NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S) OR     CERTIFICATE     AGGREGATE PRINCIPAL     PRINCIPAL AMOUNT
   NAME OF DTC PARTICIPANT OR PARTICIPANT'S ACCOUNT       NUMBER(S)*     AMOUNT REPRESENTED     TENDERED AND AS TO
          NUMBER IN WHICH THE NOTES ARE HELD                                                     WHICH CONSENT IS
              (PLEASE FILL IN, IF BLANK)                                                               GIVEN
              --------------------------                                                               -----

TOTAL PRINCIPAL AMOUNT OF NOTES

* NEED NOT BE COMPLETED BY HOLDERS TENDERING BY BOOK-ENTRY TRANSFER (SEE BELOW).


                  DESCRIPTION OF 8 7/8% SENIOR NOTES DUE 2014 OF PARAMOUNT RESOURCES LTD. TENDERED
                  --------------------------------------------------------------------------------
  NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S) OR     CERTIFICATE     AGGREGATE PRINCIPAL     PRINCIPAL AMOUNT
   NAME OF DTC PARTICIPANT OR PARTICIPANT'S ACCOUNT       NUMBER(S)*     AMOUNT REPRESENTED     TENDERED AND AS TO
          NUMBER IN WHICH THE NOTES ARE HELD                                                     WHICH CONSENT IS
              (PLEASE FILL IN, IF BLANK)                                                               GIVEN
              --------------------------                                                               -----

TOTAL PRINCIPAL AMOUNT OF NOTES

* NEED NOT BE COMPLETED BY HOLDERS TENDERING BY BOOK-ENTRY TRANSFER (SEE BELOW).

         * Unless otherwise indicated in the column labeled "Principal Amount Tendered and As To Which Consent Is Given" and subject to the terms and conditions set forth in the Statement and herein, which together constitute the "Exchange Offer", a holder will be deemed to have tendered the entire aggregate principal amount represented by the Notes indicated in the column labeled "Aggregate Principal Amount Represented."

         Subject to the terms and conditions set forth herein, Paramount offers to issue and pay to each Holder of Notes who validly tenders such Notes and does not validly withdraw such tender prior to the Consent Expiration Time the Exchange Offer Consideration for each US$1,000 principal amount of Notes tendered pursuant to the Exchange Offer, as set forth below:

                                    8.0% SENIOR NOTES DUE 2012 (THE      CASH (US$)
                                              "NEW NOTES")
                                              ------------
2010 Notes Exchange Offer
Consideration..................       US$1,000 principal amount          US$133.27
2014 Notes Exchange Offer
Consideration..................       US$1,000 principal amount          US$215.44

         In each case, US$30.00 of the Exchange Offer Consideration is the Consent Payment.

         Subject to the terms and conditions set forth herein and in the Statement, Paramount offers to issue and pay to each registered Holder who validly tenders such Notes and does not validly withdraw such tender after the Consent Expiration Time, but on or before the Offer Expiration Date, the "Notes Consideration", which will be an amount equal to the Exchange Offer Consideration for such Notes for each US$1,000 principal amount of Notes tendered pursuant to the Exchange Offer, less the Consent Payment.

         Pursuant to the Exchange Offer and Solicitation, Holders who wish to be eligible to receive the Exchange Offer Consideration for Notes tendered must validly tender (and not withdraw) such Notes and validly deliver (and not revoke) the Consents (as defined below) to the applicable Proposed Amendments to the Exchange Agent on or prior to the Consent Expiration Time. Holders who validly tender Notes after the Consent Expiration Time, but on or prior to the Offer Expiration Date, will only be eligible to receive the Notes Consideration for such Notes. No tender of Notes will be valid unless it is accompanied by a valid Consent relating to such Notes or such Holder's duly appointed proxy, and no delivery of a Consent will be valid without a tender of the corresponding Notes in the Exchange Offer. If a beneficial owner desiring to tender Notes is the Holder of such Notes, the Letter of Transmittal for such tender duly signed by such Holder will constitute a Consent with respect to such Notes and no separate Consent will be required. If a beneficial owner desiring to tender Notes is not the Holder of such Notes, such beneficial owner may still tender such Notes by delivering a valid Consent or proxy of the Holder in the manner described in Instruction 5.

         On November 30, 2004, as permitted by and in accordance with the terms of the indentures governing the Notes, Paramount announced that it will redeem US$41,744,000 of the 2010 Notes and US$43,750,000 of the 2014 Notes on December 30, 2004. In the Exchange Offer, Paramount is offering to exchange all of the Notes not called for redemption.

         THE EXCHANGE OFFER IS BEING MADE BY PROSPECTUS IN THE UNITED STATES. THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL TENDERS OF OLD NOTES BE ACCEPTED FROM OR ON BEHALF OF, OR NEW NOTES ISSUED TO, HOLDERS OF NOTES RESIDENT IN, OR OTHERWISE SUBJECT TO THE LAWS OF, ANY PROVINCE OR TERRITORY OF CANADA OR ANY OTHER JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER OR THE ISSUANCE OF NEW NOTES WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, PARAMOUNT MAY EXTEND THE EXCHANGE OFFER TO SUCH HOLDERS AND ACCEPT TENDERS OF NOTES FROM OR ON BEHALF OF, AND ISSUE NEW NOTES TO, SUCH HOLDERS, IF PARAMOUNT DETERMINES, IN ITS SOLE DISCRETION, THAT SUCH EXTENSION AND ACCEPTANCE OF THE OFFER AND ISSUANCE OF NEW NOTES IS PERMITTED BY APPLICABLE LAWS.

         BY ACKNOWLEDGING THAT IT WILL DELIVER AND BY DELIVERING A PROSPECTUS, A BROKER-DEALER WILL NOT BE DEEMED TO ADMIT THAT IT IS AN "UNDERWRITER" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

         By signing this Letter of Transmittal, the undersigned acknowledges receipt of the Statement and this Letter of Transmittal, which together constitute:

- Paramount's offer to its outstanding 7 7/8% Senior Notes due 2010 (the "2010 Notes") and 8 7/8% Senior Notes due 2014 (the "2014 Notes" and together with the 2010 Notes, the "Notes") for and cash, in each case assuming the exchange of all outstanding Notes; and

- Paramount's solicitation (the "Solicitation") of consents to certain proposed amendments to the indentures governing the Notes (collectively, the "Proposed Amendments") to eliminate substantially all of the affirmative and restrictive covenants, events of default, repurchase rights and related provisions contained in the indentures (the "Consents").

         The undersigned hereby tenders the Notes described in one or both of the boxes under the heading "Description of Notes Tendered" above, pursuant to the terms and conditions described in the Statement and this Letter of Transmittal. The undersigned is the registered owner of all the Notes described above and the undersigned represents that it has received from each beneficial owner of Notes ("Beneficial Owner") a duly completed and executed form of "Instructions to Registered Holder from Beneficial Owner" accompanying this Letter of Transmittal, instructing the undersigned to take the action described in this Letter of Transmittal.

         This Letter of Transmittal is to be used by a holder of Notes if certificates representing Notes are to be forwarded herewith.

         Any Beneficial Owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder of Notes promptly and instruct such registered holder of Notes to tender on behalf of the Beneficial Owner. If such Beneficial Owner wishes to tender on its own behalf, such Beneficial Owner must, before completing and executing this Letter of Transmittal and delivering its Notes, either make appropriate arrangements to register ownership of the Notes in such Beneficial Owner's name or obtain a properly completed bond power from the registered holder of Notes. The transfer of record ownership may take considerable time.

         Holders that are tendering by book-entry transfer to the Exchange Agent's account at DTC can execute the tender through the DTC Automated Tender Exchange Offers Program ("ATOP"), for which the transaction will be eligible. DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent's DTC account. DTC will then send an agent's message to the Exchange Agent for the Exchange Agent's acceptance. DTC participants may also accept the Exchange Offer after the Consent Expiration Time by submitting a Notice of Guaranteed Delivery through ATOP (the guaranteed delivery procedure may only be used for tenders of Notes after the Consent Expiration Time).

         Delivery of the Agent's Message by DTC on or prior to the Consent Expiration Time will satisfy the terms of the Exchange Offer and Solicitation in lieu of execution and delivery of a Letter of Transmittal by the participant identified in the Agent's Message. Accordingly, this Letter of Transmittal need not be completed by a Holder tendering through ATOP prior to the Consent Expiration Time. Notwithstanding the foregoing, pursuant to authority granted by DTC, any DTC participant that has Notes credited to its DTC account at any time (and thereby held of record by DTC's nominee) may directly provide a Consent with respect to such Notes as though it were a registered Holder by completing, executing and delivering this Letter of Transmittal.

         ACCORDINGLY, THIS LETTER OF TRANSMITTAL NEED NOT BE COMPLETED BY A HOLDER TENDERING THROUGH ATOP.

         If a Holder desires to tender Notes pursuant to the Exchange Offer and deliver a Consent pursuant to the Solicitation after the Consent Expiration Time and (a) certificates representing such Notes are not immediately available, (b) time will not permit such Holder's Letter of Transmittal, certificates representing such Notes and all other required documents to reach the Exchange Agent on or prior to the Offer Expiration Date, or (c) the procedures for book-entry transfer (including delivery of an Agent's Message) cannot be completed on or prior to the Offer Expiration Date, such holder may nevertheless effect a tender of such Notes and delivery of the related Consents with the effect that such tender will be deemed to have been received prior to the Offer Expiration Date if all of the procedures set forth in the section of the Statement entitled "The Exchange Offer and Consent Solicitation -- Guaranteed Delivery Procedures" are followed See Instruction 2.

         Holders of Notes who wish to tender Notes for exchange must:

                  (i) complete one or both of the boxes above under the heading "Description of Notes Tendered";

                  (ii) complete the box below entitled "Method of Tender and Delivery";

                  (iii) complete and sign the box below entitled "Tendering Holder(s) Sign Here";

                  (iv) if appropriate, check and complete the boxes relating to book-entry transfer, guaranteed delivery, Special Issuance Instructions and Special Delivery Instructions; and

                  (v) complete and sign the Substitute Form W-9 provided herein.

         If only those items are completed, such holder of Notes will have tendered for exchange all Notes listed in the box entitled "Description of Notes Tendered" above. If the holder of Notes is the nominee of more than one Beneficial Owner of Notes, and all Beneficial Owners represented by such nominee do not wish to tender for exchange all of their Notes, such holder of Notes should refer to Instruction 4.

         EACH HOLDER SHOULD READ THE DETAILED INSTRUCTIONS BEGINNING ON PAGE 12 BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

         HOLDERS WHO VALIDLY TENDER NOTES ON OR BEFORE THE OFFER EXPIRATION DATE WILL BE DEEMED TO HAVE DELIVERED CONSENTS TO THE PROPOSED AMENDMENTS WITH RESPECT TO SUCH NOTES. HOLDERS MAY NOT DELIVER CONSENTS WITHOUT TENDERING THEIR NOTES.

                          METHOD OF TENDER AND DELIVERY

         [ ]CHECK HERE IF TENDERED NOTES ARE ENCLOSED HEREWITH.

         [ ]CHECK HERE IF TENDERED NOTES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY AND COMPLETE THE FOLLOWING (FOR USE BY ELIGIBLE INSTITUTIONS ONLY):

Name of Registered Holder(s):

--------------------------------------------------------------------------------
Date of Execution of Notice of Guaranteed Delivery:

--------------------------------------------------------------------------------
Window Ticket Number (if available):

--------------------------------------------------------------------------------
Name of Eligible Institution which Guaranteed Delivery:

--------------------------------------------------------------------------------
Account Number with DTC (if delivered by book-entry transfer):

--------------------------------------------------------------------------------
Transaction Code Number:

--------------------------------------------------------------------------------
Principal Amount of Notes Tendered:

--------------------------------------------------------------------------------

         [ ] CHECK HERE IF TENDERED NOTES BEING DELIVERED ARE HELD BY YOU AS A NOMINEE FOR BENEFICIAL OWNER(S) WHO HAVE INSTRUCTED YOU TO TENDER ALL OF THE NOTES OWNED BY SUCH BENEFICIAL OWNER(S).

                        SIGNATURES MUST BE PROVIDED BELOW
               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

         The undersigned hereby tenders to Paramount, upon the terms and subject to the conditions set forth in the Statement, receipt of which is hereby acknowledged, and in accordance with this Letter of Transmittal, the principal amount of the Notes indicated in the table above entitled "Description of Notes Tendered" under the column heading "Principal Amount Tendered and As To Which Consents Are Given" (or, if nothing is indicated therein, with respect to the entire principal amount of Notes described in such table) and consents to the Proposed Amendments, and to the execution by the indenture trustee of the supplemental indentures effecting the Proposed Amendments (the "Supplemental Indentures"), in each case with respect to the aggregate principal amount of Notes tendered. The undersigned acknowledges and agrees that the tender of Notes made hereby may not be withdrawn (nor may the consent made hereby be revoked) except in accordance with the procedures set forth in the Statement. Terms used herein and not defined herein shall have the meanings ascribed to them in the Statement.

         Subject to, and effective upon, the acceptance for exchange of all or any portion of the Notes tendered herewith in accordance with the terms and conditions of the Exchange Offer and Solicitation (including, if the Exchange Offer and Solicitation is extended or amended, the terms and conditions of such extension or amendment), the undersigned hereby exchanges, assigns and transfers to, or upon the order of, Paramount all rights, title and interest in and to such Notes as are being tendered herewith. The undersigned hereby constitutes and appoints the Exchange Agent as the true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as agent of Paramount) of such holder of Notes with respect to such Notes, with full powers of substitution and revocation, to (i) deliver certificates representing such Notes, or transfer ownership of such Notes on the account books maintained by DTC (together, in any such case, with all accompanying evidences of transfer and authenticity) to Paramount, (ii) present and deliver such Notes for transfer on the books of Paramount, (iii) receive all benefits and otherwise exercise all rights and incidents of Beneficial Ownership with respect to such Notes and (iv) deliver to Paramount and the indenture trustee this Letter of Transmittal as evidence of the undersigned's consent to the Proposed Amendments in respect of the Notes and as certification that the Minimum Tender Condition has been satisfied, all in accordance with the terms of the Exchange Offer and Solicitation. The power of attorney granted in this paragraph shall be deemed to be irrevocable and coupled with an interest.

         The undersigned hereby represents and warrants that:

                  (i) the undersigned is the record owner of the Notes tendered;

                  (ii) the undersigned has full power and authority to tender, exchange, assign and transfer the Notes; and

                  (iii) when such Notes are accepted for exchange by Paramount, Paramount will acquire good and marketable title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

         The undersigned will, upon receipt, execute and deliver any additional documents deemed by the Exchange Agent or Paramount to be necessary or desirable to complete the exchange, assignment and transfer of the Notes tendered for exchange hereby.

         Notes tendered pursuant to the Exchange Offer may be revoked at any time prior to the Consent Expiration Time. A valid withdrawal of tendered Notes prior to the Consent Expiration Time will constitute the concurrent valid revocation of such Holder's related Consent. In order for a Holder to revoke a Consent, such Holder must withdraw the related tendered Notes. Generally, tendered Notes may not be withdrawn and Consents may not be revoked subsequent to the Consent Expiration Time. See "The Exchange Offer and Consent Solicitation -- Withdrawal of Tenders and Revocation of Consents" in the Statement. Any Notes tendered by the undersigned and not accepted for exchange will be returned to the undersigned at the address set forth above unless otherwise indicated in the box below entitled "Special Delivery Instructions" promptly after the Offer Expiration Date.

         THE UNDERSIGNED ACKNOWLEDGES THAT ANY REGISTERED HOLDER OF NOTES WHO HAS CONSENTED TO THE PROPOSED AMENDMENTS MAY NOT REVOKE SUCH CONSENT UNLESS SUCH HOLDER WITHDRAWS THE NOTES TENDERED FOR EXCHANGE.

         The undersigned acknowledges that Paramount's acceptance of Notes validly tendered for exchange pursuant to any one of the procedures described in the section of the Statement entitled "The Exchange Offer and Consent Solicitation" and in the Instructions hereto will constitute a binding agreement between the undersigned and Paramount upon the terms and subject to the conditions of the Exchange Offer.

         Unless otherwise indicated in the box entitled "Special Issuance Instructions," please return any Notes not tendered or not accepted for exchange in the name(s) of the undersigned. Similarly, unless otherwise indicated in the box entitled "Special Delivery Instructions," please mail any certificates for Notes not tendered or exchanged (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Issuance Instructions" and "Special Delivery Instructions" are completed, please issue the certificates representing the New Notes issued in exchange for the Notes accepted for exchange in the name(s) of, and return any Notes not tendered for exchange or not exchanged to the person(s) so indicated. The undersigned recognizes that Paramount has no obligation pursuant to the "Special Issuance Instructions" and "Special Delivery Instructions" to transfer any Notes from the name of the holder of Notes thereof if Paramount does not accept for exchange any of the Notes so tendered for exchange or if such transfer would not be in compliance with any transfer restrictions applicable to such Notes.

         Except as stated in the Statement, all authority herein conferred or agreed to be conferred shall survive the death, incapacity, or dissolution of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as otherwise stated in the Statement, this tender for exchange of Notes is irrevocable.

                          SPECIAL ISSUANCE INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

To be completed ONLY if the New Notes issued in exchange for Notes or the Notes not accepted for exchange are to be issued in the name of someone other than the registered holder of the Notes whose name(s) appear(s) above.

Issue: [ ]    Notes not exchanged to:
       [ ]    New Notes to:

Name:
--------------------------------------------------------------------------------
                                 (Please Print)

Address:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               (Include Zip Code)

--------------------------------------------------------------------------------
                   (Tax Identification or Social Security No.)

                          SPECIAL DELIVERY INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

To be completed ONLY if the New Notes or the Notes not accepted for exchange are to be sent to someone other than the registered holder of the Notes whose name(s) appear(s) above, or to such registered holder at an address other than the address shown above.

Issue:  [ ]  Notes not exchanged to:
        [ ]  New Notes to:

Name:
--------------------------------------------------------------------------------
                                 (Please Print)

Address:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               (Include Zip Code)

--------------------------------------------------------------------------------
                   (Tax Identification or Social Security No.)

         The undersigned, by completing one or both of the boxes under the heading "Description of Notes Tendered" above and signing this letter, will be deemed to have tendered the Notes as set forth in such box.

                          TENDERING HOLDER(S) SIGN HERE

                   (Complete accompanying substitute Form W-9)

         Must be signed by registered holder(s) exactly as name(s) appear(s) on certificate(s) for Notes hereby tendered or in whose name Notes are registered on the books of DTC or one of its participants, or by any person(s) authorized to become the registered holder(s) by endorsements and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth the full title of such person. See Instruction 5.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           (Signature(s) of Holder(s))

Date
--------------------------------------------------------------------------------
Name(s)
--------------------------------------------------------------------------------
                                 (Please Print)

Capacity (full title)
--------------------------------------------------------------------------------
Address
--------------------------------------------------------------------------------
                              (Including Zip Code)

Daytime Area Code and Telephone No.
--------------------------------------------------------------------------------
Taxpayer Identification No.
--------------------------------------------------------------------------------

                            GUARANTEE OF SIGNATURE(S)
                    (IF REQUIRED - SEE INSTRUCTIONS 1 AND 5)

Authorized Signature
--------------------------------------------------------------------------------
Dated
--------------------------------------------------------------------------------
Name
--------------------------------------------------------------------------------
Title
--------------------------------------------------------------------------------
Name of Firm
--------------------------------------------------------------------------------
Address of Firm
--------------------------------------------------------------------------------
(Including Zip Code)
--------------------------------------------------------------------------------
Area Code and Telephone No.
--------------------------------------------------------------------------------

                                  INSTRUCTIONS

                   Forming Part of the Terms and Conditions of
                       the Exchange Offer and Solicitation

         1. Guarantee of Signatures. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by an institution that is (1) a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., (2) a commercial bank or trust company having an office or correspondent in the United States, or (3) an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (an "Eligible Institution"). Signatures on this Letter of Transmittal need not be guaranteed (i) if this Letter of Transmittal is signed by the registered holder(s) of the Notes entered herewith and such registered holder(s) have not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal or (ii) if such Notes are tendered for the account of an Eligible Institution. IN ALL OTHER CASES, ALL SIGNATURES MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION.

         2. Delivery of This Letter of Transmittal and Notes. This Letter of Transmittal is to be completed by holders of Notes (i) if certificates are to be forwarded herewith or (ii) if tenders are to be made pursuant to the procedures for tender by guaranteed delivery set forth in the section of the Statement entitled "The Exchange Offer and Consent Solicitation." Certificates for all physically tendered Notes as well as a properly completed and duly executed copy of this Letter of Transmittal or facsimile hereof and any other documents required by this Letter of Transmittal, or any timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") must be received by the Exchange Agent before 5:00 p.m., New York City time, on the Offer Expiration Date. Holders of Notes who elect to tender Notes and (i) whose Notes are not immediately available, (ii) who cannot deliver the Notes, this Letter of Transmittal or other required documents or (iii) who cannot complete the procedures for book-entry transfer on a timely basis may deliver their Notes according to the guaranteed delivery procedures set forth in the Statement. Holders may have such tender effected if: (a) such tender is made through an Eligible Institution and (b) before 5:00 p.m., New York City time, on the Offer Expiration Date, the Exchange Agent has received from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, or a properly transmitted agent's message (as such term is used in the Statement) relating to the guaranteed delivery procedure, setting forth the name and address of the holder of such Notes and the principal amount of Notes tendered for exchange, stating that tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Offer Expiration Date, this Letter of Transmittal (or facsimile hereof), together with the certificate(s) representing such Notes (or a Book-Entry Confirmation), in proper form for transfer, and any other documents required by this Letter of Transmittal, will be deposited by such Eligible Institution with the Exchange Agent.

         THE METHOD OF DELIVERY OF NOTES, THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. EXCEPT AS OTHERWISE PROVIDED BELOW, THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED OR CONFIRMED BY THE EXCHANGE AGENT. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED IN ALL CASES. SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE OFFER EXPIRATION DATE. NEITHER THIS LETTER OF TRANSMITTAL NOR ANY NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

         No alternative, conditional or contingent tenders will be accepted. All tendering holders of Notes, by execution of this Letter of Transmittal (or facsimile hereof, if applicable) or by effecting a book-entry transfer or guaranteed delivery, waive any right to receive notice of the acceptance of their Notes for exchange.

         3. Withdrawal of Tender and Revocation of Consent. Tenders of Notes may be validly withdrawn and delivery of Consents may be validly revoked at any time on or prior to the Consent Expiration Time. After the Consent Expiration Time, validly tendered Notes and deliveries of consents may not be validly withdrawn or revoked, except in limited circumstances, as described below. A valid withdrawal of tendered Notes effected on or prior to the Consent Expiration Time will constitute the concurrent valid revocation of such Holder's Consent. In order for a Holder to validly revoke a Consent, such Holder must validly withdraw the tendered Notes to which that Consent relates. Tenders of Notes may be validly withdrawn and Consents validly revoked if the Exchange Offer is terminated without any Notes of such issue being purchased thereunder. In the event of such a termination, the Notes of such issue tendered pursuant to the Exchange Offer will be promptly returned to the tendering Holder (or, in the case of Notes tendered by book-entry transfer and such Notes will be credited to the account maintained at DTC from which such Notes were delivered).

         If the Solicitation is amended on or prior to the Consent Expiration Time in a manner determined by Paramount in its sole discretion, to constitute a material adverse change to the Holders, Paramount will promptly disclose such amendment and, if necessary, extend the Solicitation for a period deemed by Paramount to be adequate to permit Holders to withdraw their Notes and revoke their Consents. If Paramount makes a material change in the terms of, or the information concerning, the Exchange Offer, or waives any condition of the Exchange Offer that results in a material change to the circumstances of the Exchange Offer, Paramount will disseminate additional materials regarding the Exchange Offer to the Holders and extend the Exchange Offer to the extent required by law for a period deemed by Paramount adequate to permit the Holders to withdraw their Notes and revoke their Consents. In addition, Paramount may, if it deems appropriate, extend the Exchange Offer or Solicitation for any other reason. If the consideration to be paid in the Exchange Offer is increased or decreased or the principal amount of Notes subject to the Exchange Offer is decreased, the Exchange Offer will remain open at least 10 business days from the date Paramount first gives notice to Holders, by public announcement or otherwise, of such increase or decrease. In addition, Paramount may, if it deems appropriate, extend the Exchange Offer for any other reason.

         For a withdrawal of tendered Notes and the revocation of Consents to be effective, a written or facsimile transmission notice of withdrawal or revocation must be received by the Exchange Agent at or before 5:00 p.m., New York City time, on or prior to the Consent Expiration Time at its address set forth on the back cover page of this Statement. Any such notice of withdrawal must (i) specify the name of the person who tendered the Notes to be withdrawn or to which the revocation of Consents relates, (ii) contain the description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes and (iii) be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal of Transmittal by which such Notes were tendered (including any required signature guarantees) or the Consent was given, or be accompanied by (x) documents of transfer sufficient to have the Trustee register the transfer of the Notes into the name of the person withdrawing such Notes and/or revoking such Consent and (y) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such Holder. If the Notes to be withdrawn have been delivered or otherwise identified to the Exchange Agent, a signed notice of withdrawal is effective immediately upon written or facsimile notice of such withdrawal even if physical release is not yet effected.

         Any valid revocation of a Consent will automatically render the prior tender of the Notes defective, and Paramount will have the right, which it may waive, to reject such tender as invalid. Any permitted withdrawal of Notes and revocation of Consents may not be rescinded. Any Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer and any Consents revoked will be deemed not validly delivered for purposes of the Solicitation; provided, that withdrawn Notes may be re-tendered and revoked Consents may be re-delivered by again following one of the appropriate procedures described herein at any time on or prior to the Offer Expiration Date. If Notes are not tendered and Consents are not received prior to the Consent Expiration Time, however, the Holder of such Notes will not receive the Exchange Offer Consideration.

         All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal and revocation of Consents will be determined by Paramount, in its sole discretion, and such determination shall be final and binding. Neither Paramount nor the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation of Consents, or incur any liability for failure to give any such notification.

         4. Partial Tenders By Nominees Only. Tenders of Notes will be accepted only in integral multiples of $1,000 principal amount. Partial tenders of Notes for exchange will be accepted by the Exchange Agent on the basis of a representation and warranty, that shall be deemed to have been made at the time of the tender by the record owner, that the portion of Notes not tendered is held by the record owner only in the capacity as nominee of a Beneficial Owner that has elected not to tender any Notes. No partial tenders for exchange by a Beneficial Owner will be accepted by the Exchange Agent.

         5. Signatures on This Letter of Transmittal, Assignment and
Endorsements.

         (a) The signature(s) of the registered holder(s) of Notes on this Letter of Transmittal must correspond with the name(s) as written on the face of the Notes without alteration, enlargement or any change whatsoever.

         (b) If tendered Notes are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

         (c) If any tendered Notes are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate copies of this Letter of Transmittal and any necessary or required documents as there are different registrations or certificates.

         (d) When this Letter of Transmittal is signed by the registered holder of the Notes listed and transmitted hereby, no endorsements of Notes or bond powers are required. If, however, Notes not tendered or not accepted, are to be issued or returned in the name of a person other than the registered holder of Notes, then the Notes transmitted hereby must be endorsed or accompanied by a properly completed bond power, in a form satisfactory to Paramount, in either case signed exactly as the name(s) of the holder of Notes appear(s) on the Notes. Signatures on such Notes or bond powers must be guaranteed by an Eligible Institution (unless signed by an Eligible Institution).

         (e) If this Letter of Transmittal or Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by Paramount, evidence satisfactory to Paramount of their authority to so act must be submitted with this Letter of Transmittal.

         (f) If this Letter of Transmittal is signed by a person other than the registered holder of Notes listed, the Notes must be endorsed or accompanied by a properly completed bond power, in either case signed by such registered holder exactly as the name(s) of the registered holder of Notes appear(s) on the certificates. Signatures on such Notes or bond powers must be guaranteed by an Eligible Institution (unless signed by an Eligible Institution).

         6. Transfer Taxes. Except as set forth in this Instruction 6, tendering Holders of Notes exchanged in the Exchange Offer who tender directly to DTC will not be obligated to pay brokerage commissions or fees, or transfer taxes with respect to the exchange of their Notes, unless the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" in this Letter of Transmittal has been completed. Holders who tender Notes through their broker, commercial bank or other nominee may be required to pay commissions, fees or other charges and should consult with such institution to determine if any charges may be applicable. Paramount will pay all other charges and expenses in connection with the Exchange Offer and Solicitation. If satisfactory evidence of payment of such taxes or exemptions therefrom is not submitted with this Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

         7. Special Issuance and Delivery Instructions. If the New Notes are to be issued, or if any Notes not tendered or accepted for exchange are to be issued or sent to someone other than the holder of Notes or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. Holders of

Notes tendering Notes by book-entry transfer may request that Notes not accepted be credited to such account maintained at DTC as such holder of Notes may designate.

         8. Irregularities. All questions as to the validity, form, eligibility (including time of receipt), compliance with conditions, acceptance and withdrawal of tendered Notes will be determined by Paramount in its sole discretion, which determination will be final and binding. Paramount reserves the absolute right to reject any and all Notes not properly tendered or any Notes that Paramount's acceptance of would, in the opinion of counsel for Paramount, be unlawful. Paramount also reserves the absolute right to waive any defects, irregularities or conditions of tender for exchange as to any particular Notes. Paramount's interpretation of the terms and conditions of the Exchange Offer (including the instructions in this Letter of Transmittal) will be final and binding. Unless waived, any defects or irregularities in connection with tenders of Notes must be cured within such time as Paramount shall determine. Neither Paramount, the Exchange Agent nor any other person shall be under any duty to give notice of any defects or irregularities with respect to tenders of Notes for exchange, nor shall any of them incur any liability for failure to give such notice. Tenders of Notes will not be deemed to have been made until all defects or irregularities have been cured or waived. Any Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in this Letter of Transmittal, as soon as practicable following the Offer Expiration Date.

         9. Waiver of Conditions. The Company reserves the absolute right to waive, in whole or in part, any of the conditions to the Exchange Offer set forth in the Statement.

         10. Requests for Information or Additional Copies. Questions, requests for information or for additional copies of the Statement and this Letter of Transmittal may be directed to the Information Agent at the address or telephone number set forth on the back cover of the Statement. Additional copies of the Statement may also be obtained from your broker, dealer, commercial bank, trust company or other nominee.

         IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A FACSIMILE HEREOF, IF APPLICABLE) TOGETHER WITH CERTIFICATES, OR CONFIRMATION OF BOOK-ENTRY OR THE NOTICE OF GUARANTEED DELIVERY, AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE EXCHANGE AGENT BEFORE 5:00 P.M., NEW YORK CITY TIME, ON THE OFFER EXPIRATION DATE.

                            IMPORTANT TAX INFORMATION

         Under United States federal income tax law, a holder of Notes whose tendered Notes are accepted for exchange may be subject to backup withholding tax at a rate of 28% with respect to payments by the Exchange Agent pursuant to the Exchange Offer unless such holder: (i) is a corporation or other exempt recipient and, if required, establishes its exemption from backup withholding;
(ii) provides its correct taxpayer identification number ("TIN") and certifies that the TIN provided is correct (or that such holder is awaiting a TIN); or
(iii) certifies that it is not currently subject to backup withholding or certifies as to its non-United States status. If such holder is an individual, the TIN is his or her social security number. Completion of a Substitute Form W-9, in the case of a U.S. holder, provided in this Letter of Transmittal, should be used for this purpose. Failure to provide such holder's TIN on the Substitute Form W-9, if applicable, may subject the tendering holder (or other payee) to a $50 penalty imposed by the Internal Revenue Service ("IRS") and payments that are made to such tendering holder with respect to Notes exchanged pursuant to the Exchange Offer may be subject to backup withholding (see below). More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment. The box in Part II of the Substitute Form W-9 may be checked if the tendering holder (or other payee) is required to submit a Substitute Form W-9 and has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part II is checked, the tendering holder must also complete the attached Certificate of Awaiting Taxpayer Identification Number in order to avoid backup withholding. If the box in Part II is so checked and the Exchange Agent is not provided with a TIN by the time of payment, the Exchange Agent will withhold 28% on all such payments until a TIN is provided to the Exchange Agent. A tendering holder who checks the box in Part II in lieu of furnishing his or her TIN should furnish the Exchange Agent with his or her TIN as soon as it is received. In order for a foreign holder to qualify as an exempt recipient, that holder should submit an appropriate IRS Form W-8 or a substitute form therefore, signed under penalties of perjury, attesting to that holder's exempt status. Such forms can be obtained from the Exchange Agent. Tendering holders are urged to consult their own tax advisers to determine whether they are exempt from these backup withholding and reporting requirements.

         Failure to provide the information on the form may subject tendering holders to 28% United States federal income tax withholding on any payments made to the holders. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the IRS. The Exchange Agent cannot refund amounts withheld by reason of backup withholding.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER FOR THE PAYEE (YOU)

         TO GIVE THE PAYER -- Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.


                                                                                         GIVE THE SOCIAL SECURITY
                            FOR THIS TYPE OF ACCOUNT:                                           NUMBER OF:
                            -------------------------                                           ----------
   1.      Individual                                                              The individual

   2.      Two or more individuals (joint account)                                 The actual owner of the account or,
                                                                                   if combined fund, the first
                                                                                   individual on the account(1)

   3.      Custodian account of a minor (Uniform Gift to Minors Act)               The minor(2)

   4.a.    The usual revocable savings trust account (grantor is also trustee)     The grantor-trustee(1)

   b.      So-called trust that is not a legal or valid trust under state law      The actual owner(1)

   5.      Sole proprietorship                                                     The owner(3)

   6.      A valid trust, estate, or pension trust                                 The legal entity(4)

   7.      Corporate                                                               The corporation

   8.      Association, club, religious, charitable, educational, or other         The organization
           tax-exempt organization account

   9.      Partnership                                                             The partnership

   10.     A broker or registered nominee                                          The broker or nominee

   11.     Account with the Department of Agriculture in the name of a public      The public entity
           entity (such as a state or local government, school district, or prison) that receives agricultural program payments


(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)      Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

                          NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER

         If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

         Payees specifically exempted from withholding include:

                  (i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under
         Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

                  (ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

                  (iii) An international organization or any agency or instrumentality thereof.

                  (iv) A foreign government and any political subdivision, agency or instrumentality thereof.

         Payees that may be exempt from backup withholding include:

                  (i) A corporation.

                  (ii) A financial institution.

                  (iii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

                  (iv) A real estate investment trust.

                  (v) A common trust fund operated by a bank under Section
         584(a).

                  (vi) An entity registered at all times during the tax year under the Investment Company Act of 1940.

                  (vii) A middleman known in the investment community as a nominee or custodian.

                  (viii) A futures commission merchant registered with the Commodity Futures Trading Commission.

                  (ix) A foreign central bank of issue.

                  (x) A trust exempt from tax under Section 664 or described in
         Section 4947.

         Payments of dividends and patronage dividends generally exempt from backup withholding include:

                  (i) Payments to nonresident aliens subject to withholding under Section 1441.

                  (ii) Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.

                  (iii) Payments of patronage dividends not paid in money.

                  (iv) Payments made by certain foreign organizations.

                  (v) Section 404(k) payments made by an ESOP.

         Payments of interest generally exempt from backup withholding include:

                  (i) Payments of interest on obligations issued by individuals.
         Note: You may be subject to backup withholding if this interest is $600 or more and you have not provided your correct taxpayer identification number to the payer.

                  (ii) Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

                  (iii) Payments described in Section 6049(b)(5) to nonresident aliens.

                  (iv) Payments on tax-free covenant bonds under Section 1451.

                  (v) Payments made by certain foreign organizations.

                  (vi) Mortgage interest paid to you.

         Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

         Exempt payees described above must file Form W-9 or a substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

         PRIVACY ACT NOTICE -- Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

PENALTIES

(1) FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. -- If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. -- If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. -- Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                                    PAYOR'S NAME:  PARAMOUNT RESOURCES LTD.

            SUBSTITUTE              Part 1 -- PLEASE PROVIDE YOUR TIN IN THE BOX AT
             FORM W-9               RIGHT AND CERTIFY BY SIGNING AND DATING BELOW                           TIN
                                                                                           ------------------------------------
                                                                                            (Social Security Number or Employer
                                                                                                   Identification Number)

                                                                                                            Name
                                                                                           ------------------------------------
    DEPARTMENT OF THE TREASURY      Part 2 -- Certification -- Under the penalties of      Part 3 -- Awaiting TIN [    ]
     INTERNAL REVENUE SERVICE       perjury, I certify that:
   PAYOR'S REQUEST FOR TAXPAYER

IDENTIFICATION NUMBER ("TIN") AND   (1) The number shown on this form is my
         CERTIFICATION              correct Taxpayer Identification Number (or
                                    I am waiting for a number to be issued to
                                    me),

                                    (2) I am not subject to backup
                                    withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service
                                    (the "IRS") that I am subject to backup
                                    withholding as a result of a failure to
                                    report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

                                    (3)  I am a U.S. person (including a U.S.
                                    resident alien).

                                    The Internal Revenue Service does not
                                    require your consent to any provision of this document other than the certifications required to avoid backup withholding.

CERTIFICATE INSTRUCTIONS -- You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such item (2).

SIGNATURE
--------------------------------------------------------------------------------
DATE

--------------------------------------------------------------------------------

               YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
              CHECKED THE BOX IN PART 3 OF THE SUBSTITUTE FORM W-9.

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

         I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 30% of all reportable payments made to me will be withheld.

--------------------------------------            ------------------------------
           Signature                                           Date


NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE EXCHANGE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.